FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

CALL NOTICE

GENERAL SHAREHOLDERS MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby called for a general shareholders meeting to be held on the 18th of October, 2012, at 5:00pm, at the Company’s registered offices, at Avenida Brigadeiro Luís Antonio, No. 3.142, sala 1, at the city and state of São Paulo, with the purpose to decide on:

(i) the amendment of the Company’s Bylaws, in accordance with the provisions of the Management Proposal and as follows: (a) amendment to the Article 4 in order to reflect the current numbers of the capital stock and of shares of the Company; (b)  amendment to the Article 19, in order to provide for the establishment of the Committee of Corporate Governance; (c) amendment to the Articles 19, 20 e 21 in order to provide for the establishment of the Audit Committee; (d)  amendment to the caput and first paragraph of Article 29, in order to provide that the Fiscal Council will operate on a non-permanent basis; (e) (e.1) amendment to the first paragraph of Article 19, in order to provide that the Special Committees may have in their composition an external member; and (e.2) amendment to the third paragraph of Article 19, in order to provide that the meetings of the Special Committees may be called by their respective Chairman, without prejudice to the prerogative of the Chairman of the Board of Directors to call it; (f)  removal of the Articles 27 and 28 and of the fourth paragraph of the Article 15 in order to remove from the Bylaws the provisions that established the existence of the Advisory Board; (g)  (g.1)  amendment to the Article 13 in order to remove the requirement of being a Company shareholder to be able to be elected as member of the Company’s Board of Directors; (g.2)  amendment to the first paragraph of Article 15 to reduce from seven (7) to five (5) days the period within the Chairman shall comply with requests to call a Board of Directors meeting presented by other Director; (g.3)  amendment to the third paragraph of Article 15 in order to establish that the minimum quorum required for the installation of the meetings of the Board of Directors shall be, on second call, eight (8) Board members; (g.4)  amendment to the sole paragraph of Article 16 in order to facilitate the remote participation by Directors in meetings of the Board of Directors of the Company; and (g.5) amendment to the Article 17 in order to provide that the Board of Directors of the Company will have a Rules of Procedures, as well as that the functions of the Executive Secretary of the Board shall be defined in such Rules; (h)  (h.1) amendment to the Article 9, III, in order to establish as a power of the Shareholders General Meeting the election and destitution of the Chairman and also of the Vice-Chairman of the Board of Directors; (h.2) amendment to the Article 14 in order to reflect that the Board of Directors of the Company will have a Chairman and a Vice-Chairman; (h.3) amendment to the sole paragraph of Article 14 in order to establish that in case of absence or inability of the Chairman of the Board of Directors he may indicate another Director as his substitute, and that the Vice-Chairman shall replace the Chairman in case such substitute is absent or has not been indicated; (h.4) amendment to the Article 16 in order to provide that the Board of Directors meetings shall be chaired by its Chairman, or in his absence by another Director indicated by the Chairman as his substitute, and that the Vice-Chairman shall replace the Chairman in case such substitute is absent or has not been indicated;

(ii) the election of the Vice-Chairman of the Company’s Board of Directors, in case the item (i)(h) above is approved.

Copies of the documents related to the agenda, including the Management Proposal and a version of the Bylaws highlighting the proposed changes, are available to the shareholders at the Company’s registered offices, at the Company’s investors relations website (www.grupopaodeacucar.com.br/ri) and at the Securities Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br), pursuant to CVM Instruction No. 481/09.

We request that the shareholders that intend to appoint attorneys-in-fact to act on their behalf at the general meeting send the proper documents evidencing they are shareholders of the Company and the powers of attorney granted at least seventy two (72) hours before the meeting is held. Such documents shall be sent to the Company’s Corporate Legal Department, at Avenida Brigadeiro Luís Antonio, No. 3.142, at the city and state of São Paulo, through registered mail.

São Paulo, October 2nd 2012

ABILIO DOS SANTOS DINIZ

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 03, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.